Filed pursuant to Rule 253(g)(2)
File No. 024-10615
Cottonwood Multifamily REIT II, Inc.
Supplement No. 3 Dated May 15, 2018
To the Offering Circular Dated July 17, 2017

Change in Net Asset Value Policy

Our board of directors has approved a policy change whereby net asset value and gross asset value will be determined on an annual basis. The previous policy, as stated in our Offering Circular, was to provide a determination of net asset value quarterly. The method of determining net asset value has not changed.